SEC Comment Letter 2009

December 3, 2009

VIA EDGAR AND FACSIMILE

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	John Wiley & Sons Inc
Form 10-K for the Fiscal Year Ended April 30, 2009
Filed June 24, 2009
File No. 1-11507

Dear Ms. Blye

We refer to your letter setting forth some comments from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the annual report on Form 10-K for the fiscal year ended April 30, 2009 (the “10-K”) of John Wiley & Sons, Inc. (“Wiley” or the “Company).

This letter sets forth Wiley’s response to the Staff’s comments.  For ease of reference, we have included the Staff’s comments in italicized text prior to our Response.

1.
We note from disclosure in your Form 10-K and prior Forms 10-Q that you sell products in the Middle East and Africa.  In addition it appears from various news articles and from the Iran Book News Agency’s website that you have participated in the Tehran International Book Fair.  Iran, Syria, and Sudan, countries located in the Middle East and Africa, are identified by the State Department as state sponsors of terrorism, and are subject to US economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria, and Sudan.  Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements.  Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.
Please discuss the materiality of any contacts with Iran, Syria, Sudan and Cuba described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with US-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response:

Wiley is a global publisher of non-fiction books and journals delivered in print and/or electronically.  For the most part, Wiley’s business is conducted through distributors, agents, and resellers.  Books and journals are subject to copyright protection but are nevertheless copied and/or transported domestically and internationally.  Books and journals are often shared by many users: Libraries around the world are among Wiley’s most important customers.

Wiley complies with all applicable US and international laws governing cross-border trade.  Wiley does not have any facilities, employees or subsidiaries in Iran, Syria, Sudan or Cuba.  Wiley may, however, from time-to-time use third party agents or attorneys to protect its intellectual property rights in one or more of these countries.  Wiley’s very limited contact with these countries is described in more detail, below.

Iran

Any sales of Wiley books, subscriptions or licenses to journals in Iran occur through regional or national third party agents. These materials are predominantly oriented toward teaching and academic research.  Along with most other major Western publishers, Wiley participates in the annual Tehran International Book Fair, which is hosted by Iran’s Ministry of Culture so that professors and students can more readily find and purchase English language books.  Most Wiley books, nevertheless, are sold through an agent to private booksellers in Iran.  There are two government-organized consortia through which our agents sell subscriptions to Wiley journals.  The Ministry of Scientific Research and Technology oversees sales to approximately 10 universities in Iran.  The Ministry of Health oversees licenses to 47 universities in Iran.

Neither quantitatively nor ‘qualitatively’ are Wiley’s sales of books or licenses to journals in Iran ‘material’.  As requested, we list below Wiley’s revenues for the past three fiscal years:

FY07:
Books sold in Iran: $2.0m	0.27% of total ($753m)
Journals sold in Iran: $0.75m	0.16% of total ($481m)

Total Wiley Revenues: $1,234m	Iran = 0.22% of total

FY08:
Books sold in Iran: $3.5m	0.42% of total ($842m)
Journals sold in Iran: $1.2m	0.15% of total ($792m)

Total Wiley Revenues: $1,675m	Iran = 0.28% of total

FY09:
Books sold in Iran: $1.8m	0.22% of total ($817m)
Journals sold in Iran: $2.1m	0.26% of total ($794m)

Total Wiley Revenues: $1,638m	Iran = 0.24% of total

The Company does not own any liabilities or assets in Iran other than the trade receivable for each sale prior to payment.  Wiley does not presently anticipate that the indirect nature of its business in Iran or the quantities of sales depicted here will change significantly in FY’10 or in subsequent fiscal years.

Syria

Any sales of Wiley books or subscriptions to journals in Syria occur through a national third party distributor.  These materials are predominantly Higher Education textbooks.  Wiley has no dealings with the government of Syria or with any Syrian governmental agencies.

Neither quantitatively nor ‘qualitatively’ are Wiley’s sales of books or subscriptions to journals in Syria ‘material’.  As requested, we list below Wiley’s revenues for the past three fiscal years:

FY07:
Books sold in Syria: $.267m
Journals sold in Syria: $0.010m

Total Wiley Revenues: $1,234m	Syria = 0.0002% of total

FY08:
Books sold in Syria: $.573m
Journals sold in Syria: $.011m

Total Wiley Revenues: $1,675m	Syria = 0.0003% of total

FY09:
Books sold in Syria: $.806m
Journals sold in Syria: $.012m

Total Wiley Revenues: $1,638m	Syria = 0.0005% of total

The Company does not own any liabilities or assets in Syria other than the trade receivable for each sale prior to payment.  Wiley does not presently anticipate that the indirect nature of its business in Syria or the quantities of sales depicted here will change significantly in FY’10 or in subsequent fiscal years.

Sudan

Any sales of Wiley books in the Sudan occur through a regional third party distributor.  There are no sales of journals within the Sudan.  Wiley has no dealings with the government of the Sudan or with any Sudanese governmental agencies.

Neither quantitatively nor ‘qualitatively’ are Wiley’s sales of books in the Sudan ‘material’.  In none of the past three fiscal years has the sale of books into the Sudan exceeded $5,000.

The Company does not own any liabilities or assets in the Sudan other than the trade receivable for each sale prior to payment.  Wiley does not presently anticipate that the indirect nature of its business in the Sudan or the quantities of sales depicted here will change significantly in FY’10 or in subsequent fiscal years.

Cuba

Revenues from Cuba principally arise from subscriptions to Wiley journals that are sold directly or through third party subscription agents.  Wiley has no dealings with the government of Cuba or with any Cuban governmental agencies.

Neither quantitatively nor ‘qualitatively’ are Wiley’s sales of product in Cuba ‘material’.  In FY’09, Wiley’s total revenues in Cuba were approximately $15,000.  In FY’07 and FY’08, the corresponding amounts were less than $5,000.

The Company does not have any liabilities or assets in Cuba other than the trade receivable for each sale prior to payment.  Wiley does not presently anticipate that the indirect nature of its business in Cuba or the quantities of sales or licenses depicted here will change significantly in FY’10 or in subsequent fiscal years.

Overall from a qualitative standpoint, we believe it is important to recognize that we sell books and periodicals and that all of our activities conform to all applicable laws and licensing regimes, including those administered by the Office of Foreign Asset Control (“OFAC”) and the Bureau of Industry and Security (“BIS”).  As you point out in your letter, various state and municipal governments, universities, and other investors have taken a variety of positions in respect to investments in companies having business interests in various countries.  The rules adopted or under consideration by these entities are not uniform.  Many of them take a reasoned approach, providing exemptions for OFAC license holders or by listing factors, including the nature of the business conducted and whether the issuer has ties to any of the governments of these countries that decision makers should or may consider in making their investment decisions.  We do not work with the governments of  these countries other than as necessary to preserve our intellectual property rights.   Although the U.S. government has designated  these countries  as state sponsors of terrorism, it has not prohibited all business dealings in these countries.

Many institutions and organizations promote investor “litmus tests” focused on other types of social, political and environmental issues.  We do not automatically provide disclosure in response to such tests.  However, we remain sensitive to the concerns of our investors and will continue to monitor investor sentiment and activity in this area.

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In connection with this Response to the Staff comments, Wiley acknowledges the following, as requested:

•	Wiley is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	Wiley may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (201) 748-6534 should you require further information or have any questions.

Very truly yours,

Ellis Cousens
EVP and Chief Financial Officer